1555 Palm Beach Lakes Boulevard, Suite 310 West Palm Beach, FL 33401-2327 Tel: (561) 478-7077 Fax: (561) 659-0701 www.harriscramer.com Michael D. Harris (561) 689-4441 mharris@harriscramer.com

September 8, 2010

VIA EDGAR
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 3030
Washington, DC 20549
Attention:  Mr. Tim Buchmiller

Re:   Ecosphere Technologies, Inc.

Dear Mr. Buchmiller:

Pursuant to our conversation today, you agreed that our client, Ecosphere Technology, Inc., may file its response by Monday, September 13, 2010.

Thank you very much.

Sincerely yours,

/s/ Michael D. Harris
Michael D. Harris

cc: Mr. Charles Vinick (via email)